Via Facsimile and U.S. Mail
Mail Stop 6010

June 11, 2008

Mr. James A. McNulty
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite #210
Raleigh, NC  27607

**Re:     BioDelivery Sciences International, Inc**
**Item 4.01 Form 8-K**
**Filed June 6, 2008**
**File No. 001-31361**

Dear Mr. McNulty:

        We have completed our review of your Item 4.01 disclosure as provided in Form 8-K/A filed on June 11, 2008 and have no further comment at this time.

                                                Sincerely,


                                                Kei Ino
                                                Staff Accountant